UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number 001-16611

Mykrolis Corporation

(Exact name of registrant as specified in its charter)

129 Concord Road, Billerica, Massachusetts 01821            Telephone # (978) 436-6500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share; Common Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12(g)-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12(g)-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12(g)-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12(g)-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1

Effective as of August 6, 2005, the Registrant was acquired by Entegris, Inc., a Delaware Corporation (“Entegris”) pursuant to a merger of Entegris with and into the Registrant (the “Merger”). In the Merger, each issued and outstanding share of the Registrant’s common stock was converted into the right to receive 1.39 shares of Entegris common stock.

Pursuant to the requirements of the Securities Exchange Act of 1934, Mykrolis Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MYKROLIS CORPORATION

Date	August 6, 2005	By:	/s/ Gideon Argov
		Name:	Gideon Argov
		Title:	Chief Executive Officer